June 8, 2005



Mr. John D. Chandler
Chief Financial Officer
Magellan Midstream Partners, L.P.
P.O Box 22186
Tulsa, OK  74121-2186


	Re:	Magellan Midstream Partners, L.P.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 10, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-16335


Dear Mr. Chandler:

      We have reviewed your Form 10-K and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the Fiscal Year Ended December 31, 2004

Business

	Ammonia Pipeline System, page 12

1. We note your disclosure regarding the ability of customers to "bank" any ammonia shipments in excess of their annual commitments.
However, we are unable to locate disclosure that provides investors with information of indicative value relative to this arrangement. Quantify and disclose the potential impact to revenues that may occur in the event customers were to utilize the full "bank" balance. Please refer to Section IV.B of the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), and revise your disclosure accordingly.

	Environmental, page 17

2. We note your disclosure that indicates you have been cooperating with the EPA regarding various possible environmental infractions and that you have accrued an amount "that is less than $22 million associated with this matter." Please modify your disclosure to indicate the amount of liability the company has recognized in its reported financial information concerning this issue. Refer to Regulation S-K, Instruction 3 to Paragraph 303(a), and FRC 501.02, footnote 14, which require you to quantify the reasonably likely effects of resolving uncertainties, if material.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

	Significant Events, page 28

3. Please explain why you have accounted for the assets you acquired from Shell as an acquisition of assets rather than an acquisition of one or more businesses. Please refer to paragraph 6 of EITF 98-3 and provide us with an analysis supporting your conclusions.

Note 2 - Summary of Significant Accounting Policies

	Buy / Sell Arrangements, page 70

4. We note your accounting policy and related disclosure on page
70.
Please expand this disclosure and provide all disclosures identified in our industry letter issued on February 11, 2005 that can be located on the Commission`s website at http://www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







	You may contact Kevin Stertzel at (202) 551- 3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. John D. Chandler
Magellan Midstream Partners, L.P.
June 8, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05